Earnings to Fixed Charges Ratio
(In Thousands)

	2000	2001		1998	1999	2002	6 mo 2003	6 mo 2002
Earnings
Pretax income from continuing operations	29,815	22,428	10k	(60,713)	(6,740)	14,931	19,007	4,181
Less: Equity earnings in investees	(1,307)	(1,085)	10k	116	103	(792)	237	(382)
Fixed charges	35,522	20,142		19,377	26,722	48,380	25,178	21,379
Amortization of capitalized interest
Less: Capitalized interest	0	0		0	0	0	0	0
Less included preferred stock dividend requirements	(13,009)	0		(1,072)	(4,509)	0	0	0

Total earnings	51,021	41,485		(42,292)	15,576	62,519	44,422	25,178

Fixed charges and preferred stock dividends
Interest expense	22,298	19,920	10k	18,207	22,103	47,935	24,962	21,175
Interest capitalized during FY00	0	0		0	0	0	0	0
Interest factor of rent expense (1/3)	215	222	{AA}	98	110	445	216	204
Preferred stock dividend requirement	13,009	0		1,072	4,509	0	0	0

	35,522	20,142		19,377	26,722	48,380	25,178	21,379

RATIO, FY 2000 and 2001	1.44	2.06		(2.18)	0.58	1.29	1.76	1.18

Ratio of FC plus dividends to earnings	0.70	0.49		(0.46)	1.72	0.77	0.57	0.85

{AA} Rent per 10k: 327,934*.3/000=98
{AA} Rent per 10k: 367,000*.3/000=110
{AA} Rent per 10k: 1,481,727*.1,000=445
{AA} Rent per 10k: 739,661*.3/000=222
{AA} Rent per 10k: 717,636*.3/000=215
{AA} Rent: 719,321*.3/000=216
{AA} Rent: 680,334*.3/000=204

Effective Tax Rate	0.253			0.225	0
Tax Adjusted Dividends	(13,009)			(1,072)	(4,509)